UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

001-35990

Commission File Number

PROSENSA HOLDING N.V. IN LIQUIDATIE1

(Exact name of registrant as specified in its charter)

J.H. Oortweg 21

2333 CH Leiden, The Netherlands

+31 (0)71 33 22 100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, Nominal Value €0.01 Per Share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 59

Pursuant to the requirements of the Securities Exchange Act of 1934, Prosensa Holding N.V. in liquidatie has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

PROSENSA HOLDING N.V., in liquidatie

Date: 23 March 2015	By:	/s/ Tim Koster
	Name:	Tim Koster, on behalf of Stichting Prosensa
	Title:	Liquidator

	By:	/s/ Wilbert van Twuijver
	Name:	Wilbert van Twuijver, on behalf of Stichting Prosensa
	Title:	Liquidator

[1]	Under Dutch law, Prosensa Holding N.V. is now required to be referred to as “Prosensa Holding N.V. in liquidatie” because the company is in liquidation, effective as of February 12, 2015